Exhibit 12.1

	COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
	(Dollars in Millions)
	Years Ended December 31,
	1999	2000	2001	2002	2003
Earnings:
Pre-Tax income from continuing operations	$46	$15	$(73)	$(32)	$(24)
Plus fixed charges	84	75	60	60	44
Plus amortization of capitalized interest	1	1	2	1	2
Less interest capitalized	1	1	1	1	1

Total earnings, before fixed charge	$130	$90	$(12)	$(28)	$23

Fixed Charges:
Interest expensed and capitalized	$84	$75	$60	$60	$46

Total fixed charges	$84	$75	$60	$60	$46

Ratio of earnings to fixed charges	1.55	1.20	--	--	--
Earnings to fixed charges deficiency	--	--	$72	$32	$23